Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	1999		2000		2001		2002		2003		2004
	(in thousands, except ratio)
Fixed Charges
Interest expensed and capitalized	$—		$—		$—		$—		$—		$4,219
Amortization of deferred financing costs	—		—		—		—		—		1,157
Interest portion of rental expense(1)	502		551		586		722		947		1,333

Total Fixed Charges	$502		$551		$586		$722		$947		$6,709

Earnings Available for Fixed Charges
Income before provision for income taxes	$5,770		$39,016		$37,708		$77,257		$125,983		$130,397
Fixed charges	502		551		586		722		947		6,709

Total Earnings Available for Fixed Charges	$6,272		$39,567		$38,294		$77,979		$126,930		$137,106

Ratios of Earnings to Fixed Charges	12.5	x	71.8	x	65.3	x	108.1	x	134.0	x	20.4	x

(1)	One-third of rental expense is deemed be management to represent the interest portion of rental expense.